ROPES & GRAY LLP

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EXHIBIT (12)(c)

January 18, 2019

Eaton Vance Municipal Income Trust

Two International Place

Boston, Massachusetts 02110

Eaton Vance Massachusetts Municipal Income Trust

Two International Place

Boston, Massachusetts 02110

Ladies and Gentlemen:

We have acted as counsel in connection with the Agreement and Plan of Reorganization (the “Agreement”) dated January 18, 2019, by and between Eaton Vance Municipal Income Trust, a Massachusetts business trust (“Acquiring Fund”), and Eaton Vance Massachusetts Municipal Income Trust, a Massachusetts business trust (“Acquired Fund,” together with Acquiring Fund, the “Funds”). The Agreement describes a proposed transaction (the “Reorganization”) to occur as of the date of this letter, pursuant to which, in accordance with the merger provisions of the Delaware Limited Liability Company Act (the “Act”), Acquired Fund will, as of the Closing Date, merge (the “First Merger”) with and into Eaton Vance Municipal Income Trust Massachusetts Merger Subsidiary, LLC, a Delaware limited liability company wholly-owned by Acquiring Fund (“Merger Sub”), with Merger Sub as the surviving entity, pursuant to which merger all of the assets and liabilities of Acquired Fund will vest in Merger Sub, and common shares of Acquiring Fund (“Acquiring Fund Shares”) and cash in lieu of fractional shares will be distributed to Acquired Fund shareholders in exchange for their common shares of Acquired Fund (“Acquired Fund Shares”) in complete liquidation and dissolution of Acquired Fund. Immediately following the First Merger and pursuant to the Agreement, Merger Sub will merge (the “Second Merger”) with and into Acquiring Fund in accordance with the merger provisions of the Act, with Acquiring Fund as the surviving entity, pursuant to which all of the assets and liabilities of Merger Sub will vest in Acquiring Fund and the outstanding equity interests of Merger Sub will be cancelled. Capitalized terms not defined herein are used herein as defined in the Agreement.

Acquired Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company. Acquired Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Internal Revenue Code of 1986, as amended (the “Code”). Acquiring Fund is registered under the 1940 Act as a closed-end management investment company. Acquiring Fund has elected to be a regulated investment company for federal income tax purposes under Section 851 of the Code. For purposes of this opinion, we have considered the Agreement, the prospectus/proxy statement dated November 9, 2018, and such other items as we have deemed necessary to render this opinion. In addition, each of Acquired Fund and Acquiring Fund has provided us with a letter dated as of the date hereof (collectively, the “Representation Letters”) representing as to certain facts, occurrences and information upon which each of Acquired Fund and Acquiring Fund has indicated that we may rely in rendering this opinion (whether or not contained or reflected in the documents and items referred to above).

In reviewing the foregoing materials, we have assumed, with your permission, the authenticity of original documents, the accuracy of copies, the genuineness of signatures, the legal capacity of signatories, and the proper execution of documents. We have further assumed that (i) all parties to the Agreement and any other documents examined by us have acted, and will act, in accordance with the terms of such Agreement and documents, and that the Reorganization will be consummated pursuant to the terms and conditions set forth in the Agreement without the waiver or modification of any such terms and conditions; and (ii) all representations contained in the Agreement, as well as those representations contained in the Representation Letters, are true and complete. In addition, this opinion addresses the tax treatment of holders of common shares of the Funds, and does not address the tax treatment of any holders of preferred shares of Acquired Fund.

Based on and subject to the foregoing and subject to the final paragraphs hereof, we are of the opinion that, for U.S. federal income tax purposes:

(i)	The Reorganization will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and Acquiring Fund and Acquired Fund each will be “a party to a reorganization” within the meaning of Section 368(b) of the Code;
(ii)	Under Sections 361 and 357(a) of the Code, Acquired Fund will not recognize gain or loss upon the vesting of the assets and liabilities of Acquired Fund in Acquiring Fund pursuant to the Reorganization, except for (A) any gain or loss recognized on (1) “section 1256 contracts” as defined in Section 1256(b) of the Code or (2) stock in a “passive foreign investment company” as defined in Section 1297(a) of the Code, and (B) any other gain or loss that may be required to be recognized (1) as a result of the closing of the tax year of Acquired Fund, (2) upon the termination of a position, or (3) upon the transfer of an asset regardless of whether such a transfer would otherwise be a nontaxable transaction under the Code;
(iii)	Under Section 354 of the Code, Acquired Fund shareholders will not recognize any gain or loss upon the exchange of their Acquired Fund Shares for Acquiring Fund Shares in the Reorganization, except for any gain realized upon the receipt of cash in lieu of fractional shares of Acquiring Fund;

(iv)	The receipt of cash by Acquired Fund shareholders in lieu of fractional shares of Acquiring Fund Shares will be treated as though such fractional shares were distributed as part of the Reorganization and then redeemed by the Acquiring Fund, and an Acquired Fund shareholder will generally have a capital gain or loss to the extent the cash received differs from such Acquired Fund shareholder’s basis allocable to the fractional shares of Acquiring Fund.
(v)	Under Section 358 of the Code, the aggregate tax basis of Acquiring Fund Shares an Acquired Fund shareholder receives in the Reorganization will be the same as the aggregate tax basis of the Acquired Fund Shares, reduced by any tax basis allocable to fractional shares of Acquiring Fund for which an Acquired Fund shareholder receives cash;
(vi)	Under Section 1223(1) of the Code, an Acquired Fund shareholder’s holding period for the Acquiring Fund Shares received in the Reorganization will be determined by including the period during which such shareholder held or is treated for federal income tax purposes as having held the Acquired Fund Shares exchanged therefor, provided that the shareholder held those Acquired Fund Shares as capital assets;
(vii)	Under Section 1032 of the Code, Acquiring Fund will not recognize gain or loss upon the vesting of the assets and liabilities of Acquired Fund in Acquiring Fund pursuant to the Reorganization;
(viii)	Under Section 362(b) of the Code, Acquiring Fund’s tax basis in the assets of Acquired Fund vesting in Acquiring Fund in the Reorganization will be the same as Acquired Fund’s tax basis immediately prior to the Reorganization, increased by any gain or decreased by any loss required to be recognized as described in (ii) above;
(ix)	Under Section 1223(2) of the Code, the holding period in the hands of Acquiring Fund of each Acquired Fund asset vesting in Acquiring Fund in the Reorganization, other than certain assets with respect to which gain or loss is required to be recognized as described in (ii) above, will include the period during which such asset was held or treated for federal income tax purposes as held by Acquired Fund; and
(x)	Acquiring Fund will succeed to and take into account the items of Acquired Fund described in Section 381(c) of the Code, subject to the conditions and limitations specified in Sections 381, 382, 383 and 384 of the Code and the Regulations thereunder.

We believe that Acquiring Fund will continue Acquired Fund’s historic business within the meaning of Treas. Reg. § 1.368-1(d), as a closed-end investment company that seeks current income exempt from federal income tax through investment in municipal securities. We note that Acquired Fund seeks to generate income exempt from both regular federal income tax and Massachusetts state personal income tax, whereas Acquiring Fund seeks to generate income exempt from regular federal income tax. The only guidance applying the continuity of business enterprise test to investment companies is Revenue Ruling 87-76, 1987-2 C.B. 84, which concluded that a municipal bond fund and a balanced fund were not in the same line of business. Even on the assumption that the ruling is correct, we do not believe that it is controlling in the instant case. In our opinion, the continuity of business enterprise test required for qualification under Section 368(a) of the Code is met in the Reorganization.

No ruling has been or will be obtained from the IRS as to the subject matter of this opinion and there can be no assurance that the IRS or a court of law will concur with the opinion set forth above. Our opinion is based on the Code, Treasury Regulations, IRS rulings, judicial decisions, and other applicable authority, all as in effect on the date of this opinion. The legal authorities on which this opinion is based may be changed at any time. Any such changes may be retroactively applied and could modify the opinions expressed above.

Very truly yours,

/s/ Ropes & Gray LLP